CUSIP No. 26817G300	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DYNEGY INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26817G300

(CUSIP Number)

E. Hunter Harrison 2708 Sheltingham Drive, Wellington, Florida 33414 561-791-0550

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 11, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). E. Hunter Harrison
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500,000 shares (See Item 4)
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 500,000 shares (See Item 4)
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (See Item 4)
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Dynegy Inc., a Delaware corporation (the “Issuer,” “Dynegy” or the “Company”). The address of the principal executive offices of the Issuer is 1000 Louisiana Street, Suite 5800, Houston, Texas 77002.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of E. Hunter Harrison (the “Reporting Person”) with respect to shares of Dynegy Common Stock beneficially owned by him (the “Shares”).

(b) The address of the Reporting Person is 2708 Sheltingham Drive, Wellington, Florida 33414.

(c) Until retiring in 2009, the Reporting Person was President and Chief Executive Officer of Canadian National Railway Company from 2003 to 2009, Chief Operating Officer from 1998 to 2003 and a member of the Board of Directors from 1999 to 2009.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds totaling $2,320,578.70 to acquire the Shares.

Item 4.	Purpose of Transaction

The Reporting Person has agreed to serve as a nominee for election to the Company’s Board of Directors (the “Dynegy Board”) in connection with a written consent solicitation of Dynegy’s stockholders (the “Consent Solicitation”) by Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (collectively, “Seneca Capital”). Materials filed by Seneca Capital relating to the Consent Solicitation may be viewed without charge at the SEC’s website at www.sec.gov.

The Reporting Person entered into a Director’s Agreement (the “Director’s Agreement”) with Seneca Capital Investments, L.P. on November 11, 2010, under which the Reporting Person has expressed a willingness to serve as a nominee for election as a director of Dynegy. Seneca Capital is not paying the Reporting Person for his agreement to act in such capacity, except that Seneca Capital Investments, L.P. has agreed to indemnify and advance expenses to the Reporting Person if he becomes party to a proceeding in his capacity as a nominee, subject to certain limitations set forth in the form of Director’s Agreement (Exhibit 7.1 to this Schedule 13D), which is incorporated into this Item 4 by this reference.

The Reporting Person acquired the Shares for investment purposes and intends to continue to hold the Shares for his tenure as a director of Dynegy, if elected to the Dynegy Board. Except as set forth above, the Reporting Person has no current plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

The Reporting Person is aware that Seneca Capital has filed a Schedule 13D (such Schedule 13D, as has been amended and as may be amended from time to time, the “Seneca 13D”), reporting beneficial ownership of an aggregate of 11,226,500 shares of Dynegy Common Stock, representing 9.4% of the of the outstanding shares of Dynegy Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Dynegy Common Stock described in the Seneca 13D as being beneficially owned by Seneca Capital, and this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The Reporting Person beneficially owns 500,000 Shares, representing beneficial ownership of approximately 0.4% of the outstanding Common Stock of the Company. The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the Shares reported above.

(c) The only transaction in Shares made by the Reporting Person during the period from sixty days prior to the date of the Director’s Agreement through the present has been the purchase on November 4, 2010, through a broker, of 500,000 shares of Common Stock at an average price of $4.64 per share, for an aggregate purchase price of $2,320,578.70.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.1 Form of Director’s Agreement by and between the Reporting Person and Seneca Capital Investments, L.P. (incorporated by reference to Exhibit 7.2 of the Schedule 13D filed by Seneca Capital, as amended by Amendment No. 4 thereto filed by Seneca Capital on November 16, 2010).

Exhibit 7.2        Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2011

E. HUNTER HARRISON

By:	/s/ Michael Anastasio
Michael Anastasio, Attorney-in-Fact
(pursuant to Power of Attorney dated 11/19/10)

Exhibit 7.2

POWER OF ATTORNEY

The undersigned (the “Principal”) hereby constitutes and appoints Michael Anastasio (an “Agent”), signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned Forms 3, 4, and 5 in accordance with Section 16(a) of Securities Exchange Act of 1934, as amended (the “Act”) and the rules thereunder and Schedule 13D in accordance with Section 13(d) of the Act and the rules thereunder, in each case with respect to securities of Dynegy Inc. (the “Company”),

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 or Schedule 13D, complete and execute any amendment or amendments thereto, and file any such form or amendment with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever required, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 or 5 and/or Schedule 13D, as applicable, with respect to the undersigned’s direct or indirect beneficial ownership of and/or transactions in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

This Power of Attorney shall not be revoked or terminated by any subsequent power of attorney. This Power of Attorney is not intended to revoke or terminate any prior powers of attorney. If it is determined by a court of competent jurisdiction that any provision of this Power of Attorney is invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Power of Attorney.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of November 2010.

Signature:	/s/ E. Hunter Harrison